Exhibit (a)(5)(F)

Shiva Y. Stein, Individually and On Behalf of	§	IN THE CIRCUIT COURT
Herself and All Others Similarly Situated,	§
	§	FOR
c/o BROWER PIVEN	§
A Professional Corporation	§	HOWARD COUNTY, MARYLAND
1925 Old Valley Road	§
Stevenson, Maryland 21153	§	Case No.:
§
§
Plaintiff,	§	JURY TRIAL DEMANDED
§
§
v.	§
§
MICROS Systems, Inc.	§
7031 Columbia Gateway Drive	§
Columbia, MD 21046	§
§
SERVE ON: Registered Agent	§
National Registered Agents, Inc. of MD	§
351 W. Camden Street	§
Baltimore, MD 21201	§
§
OC Acquisition LLC	§
SERVE ON: Registered Agent	§
Corporation Service Company	§
2711 Centerville Road	§
Suite 400	§
Wilmington, DE 19808	§
§
ROCKET ACQUISITION CORPORATION	§ §
SERVE ON: Registered Agent	§
Corporation Service Company	§
2711 Centerville Road	§
Suite 400	§
Wilmington, DE 19808	§
§
ORACLE CORPORATION	§
Lawrence J. Ellison	§
Chief Executive Officer	§
500 Oracle Parkway	§
Redwood City, CA 94065	§
§

§
PETER A. ALTABEF	§
President and Chief Executive Officer	§
MICROS Systems, Inc.	§
7031 Columbia Gateway Drive	§
Columbia, MD 21046	§
§
LOUIS M. BROWN, JR.	§
c/o MICROS Systems, Inc.	§
7031 Columbia Gateway Drive	§
Columbia, MD 21046	§
§
B. GARY DANDO	§
7802 Stable Way	§
Potomac, MD 20854	§
§
A.L. GIANNOPOULOS	§
7031 Columbia Gateway Drive	§
Columbia, MD 21046	§
§
F. SUZANNE JENNICHES	§
5222 Harpers Farm Road	§
Columbia, MD 21044	§
§
JOHN G. PUENTE	§
c/o MICROS Systems, Inc.	§
7031 Columbia Gateway Drive	§
Columbia, MD 21046	§
§
DWIGHT S. TAYLOR	§
22 Stone Gate Court	§
Pikesville, MD 2128	§
§
Defendants.	§
§

CLASS ACTION COMPLAINT

Plaintiff Shiva Y. Stein (“Plaintiff”) individually and on behalf of herself and all others similarly situated, by her attorneys, alleges upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.          Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of MICROS Systems, Inc. (“MICROS” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), OC Acquisition LLC, Oracle Corporation (together with OC Acquisition LLC, “Oracle”), and Rocket Acquisition Corporation (“Merger Sub”).

2.          The action arises from breaches of fiduciary duties in connection with a proposed transaction announced on June 22, 2014 in which Oracle will acquire MICROS through a tender offer to be commenced by Merger Sub (the “Tender Offer”) for $68.00 in cash for each share of MICROS common stock (the “Merger Consideration”) for a total of approximately $4.6 billion (the “Proposed Transaction”). The Tender Offer is expected to commence no later than July 2, 2014 and to expire on the twentieth business day following its commencement.

3.          In facilitating the acquisition of MICROS by Oracle for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties.

4.          For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Oracle for aiding and abetting.

THE PARTIES

5.          Plaintiff is and was, at all times relevant hereto, a holder of MICROS common stock.

6.          Defendant MICROS is a leading worldwide designer, manufacturer, marketer, and servicer of enterprise applications solutions for the global food and beverage, hotel and retail industries. It was incorporated in the State of Maryland in 1977 as Picos Manufacturing, Inc. and, in 1978, changed its name to MICROS. Its principal executive offices are located at 7031 Columbia Gateway Drive, Columbia, Maryland 21046-2289. As of March 31, 2014, MICROS had 74,820,350 shares issued and outstanding trading on the NASDAQ under the symbol “MCRS.”

7.          Defendant Peter A. Altabef (“Altabef”) has been the Company’s President and Chief Executive Officer, and a member of the Company’s Board since January 2013.

8.          Defendant Louis M. Brown, Jr. (“Brown”) has been a director of the Company since 1977.

9.          Defendant B. Gary Dando (“Dando”) has been a director of the Company since November 2003.

10.        Defendant A.L. Giannopoulos (“Giannopoulos”) has been the Company’s Chairman of the Board since April 2001 and a director of the Company since March 1992.

11.        Defendant F. Suzanne Jenniches (“Jenniches”) previously served on the Board from October 1996 to November 2003 and has been a director of the Company since November 2013.

12.        Defendant John G. Puente (“Puente”) has been a director of the Company since May 1996.

13.        Defendant Dwight S. Taylor (“Taylor”) has been a director of the Company since 1997.

14.        Defendants Altabef, Brown, Dando, Giannopoulos, Jenniches, Puente, and Taylor are collectively referred to herein as the “Individual Defendants.”

15.        The Individual Defendants, as officers and/or directors of MICROS, have a fiduciary relationship and responsibility to MICROS and its shareholders.

16.        Defendant Oracle is a U.S.-based multinational computer technology corporation headquartered in 100 Oracle Parkway, Redwood City, California, 94065. It specializes in developing and marketing computer hardware systems and enterprise software products – particularly its own brands of database management systems.

17.        Defendant OC Acquisition LLC is Delaware limited liability company.

18.        Defendant Rocket Acquisition Corporation is a Maryland corporation. It is a direct subsidiary of OC Acquisition LLC and an indirect subsidiary of Oracle.

19.        The Individual Defendants, together with Oracle and Merger Sub, are collectively referred to herein as the “Defendants.”

JURISDICTION AND VENUE

20.          The damages suffered and sought to be recovered by Plaintiff and the Class are in excess of the jurisdictional minimum of this Court. The exact amount of damages suffered by Plaintiff and the Class cannot be precisely determined at this point.

21.          This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in and maintains operations in Howard County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

22.        Venue is proper in this Court because MICROS is incorporated in Maryland and regularly transacts business in Howard County, Maryland, and there are multiple defendants with no single venue applicable, and thus can be sued for damages in any Maryland county.

CLASS ACTION ALLEGATIONS

23.        Plaintiff brings this action as a class action individually and on behalf of all holders of MICROS common stock, who are being and will be harmed by the Individual Defendants’ actions, described herein (“Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

24.        This action is properly maintainable as a class action because:

a.

The Class is so numerous that joinder of all members is impracticable. As of March 31, 2014, MICROS had 74,820,350 shares issued and outstanding. The actual number of public shareholders of MICROS will be ascertained through discovery. Moreover, the holders of these shares are geographically dispersed throughout the United States;

b.

There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of MICROS’ public shareholders; (ii) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Oracle aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

c.	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

d.

The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e.

Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

25.        MICROS provides leading enterprise-wide applications, services and hardware for the hospitality and retail industries. Serving an extensive portfolio of clients worldwide, MICROS solutions are utilized in over 567,000 hotels, casinos, table and quick service restaurants, retail, leisure and entertainment, fuel and convenience, cruise, and travel operations in more than 180 countries, and on all seven continents. MICROS combines its industry knowledge and expertise to provide cloud-based, mobile and on premise solutions that allow its clients to streamline operations and successfully engage their customers.

26.        MICROS applications include point of sale, property management, central systems, business intelligence, eCommerce, loyalty, CRM, loss prevention, distributed order management, labor management, inventory management, and merchandise planning solutions. MICROS services include hosting and SaaS, platform implementation and integration, strategic business consulting, interactive marketing, design services including creative and user experience, and managed services.

MICROS’ BRIGHT FUTURE

27.        On January 30, 2014, MICROS announced record results for its fiscal 2014 second quarter ended December 31, 2013: (1) revenue for the quarter was $345.6 million, an increase of $21.0 million, or 6.5%, versus the same period last year; (2) revenue for the six-month period was $660.3 million, an increase of $35.9 million, or 5.8% over the same period last year; (3) GAAP diluted earnings per share (EPS) for the quarter was $0.57 per share, an increase of $0.03, or 5.6%, over the same period last year; and (4) GAAP diluted EPS for the six-month period was $0.98, a decrease of $0.06, or 5.8%, versus the same period last year. Defendant Altabef, MICROS’s President and CEO, boasted: “We are pleased to achieve another quarter of strong revenue growth. We are encouraged by the improving demand environment in our geographic regions and vertical markets.”

28.        On May 1, 2014, MICROS again announced record results for its fiscal 2014 third quarter ended March 31, 2014: (1) revenue for the quarter was $349.0 million, an increase of $33.9 million, or 10.7%, versus the year ago period; (2) revenue for the nine-month period was $1,009.3 billion, an increase of $69.8 million, or 7.4%, versus the year ago period; (3) GAAP net income for the quarter was $50.3 million, an increase of $6.0 million, or 13.6.%, versus the year ago period; (4) GAAP diluted earnings per share (EPS) for the quarter was $0.66 per share, an increase of $0.11, or 20.0%, versus the year ago period; and (5) GAAP diluted EPS for the nine-month period was $1.63, an increase of $0.04, or 2.5%, versus the year ago period. Defendant Altabef was extremely optimistic and confident in the Company’s future. He commented, “We are pleased with the strong revenue growth and profit performance this quarter. We are encouraged by an improved demand environment for our solutions from current and new clients.”

29.        The Company also has an impressive portfolio of clients which includes luxury hotel operators such as Hyatt, Hilton, and Marriott; fast food and quick service restaurant owners such as Yum! Brands and Burger King; and retailers such as Lululemon, Adidas and IKEA. Too add to its roster of clients, the Company has recently announced new clients who are expected to contribute to the Company’s incremental progress in the near future, namely:

—

On May 13, 2014, MICROS announced that Ovation Brands, operator of Old Country Buffet, HomeTown, Buffet and Ryan’s brands, has selected MICROS cloud-based Simphony along with MICROS iCare Gift and Loyalty solution for all of its 337 locations.

—

On June 20, 2014, MICROS announced that the Louvre Hotels Group has replaced its legacy reservation system in more than 220 of its Tulip branded hotels (Tulip Inn, Golden Tulip and Royal Tulip) with the MICROS OPERA 9 Reservation System (ORS).

30.        According to thestreet.com,1 MICROS has been performing well and is currently poised for substantial growth:

1    http://www.thestreet.com/story/12755380/1/micros-buy-can-revive-oracles-growth-and-its-just-a-beginning.html (06/27/2014).

Micros System will likely continue growing as, according to the National Restaurant Association, fine, casual and family dining restaurants are expected to increase their technology spending. Meanwhile, the point of sale software market could grow by more than 3% this year, as per Ibisworld’s estimates.

Given the Company’s prospects for growth, the Proposed Transaction will deprive MICROS’ stockholders from sharing in the benefits of the Company’s recent success and bright future.

THE OPPORTUNISTIC PROPOSED MERGER

31.        On June 22, 2014, MICROS announced, through a press release (the “Press Release”), they entered into a merger agreement pursuant to which Oracle will acquire, through the Tender Offer to be commenced by Merger Sub, all outstanding shares of MICROS for $68.00 in cash. The total equity value of the Proposed Acquisition is approximately $4.6 billion.

32.        The Press Release states in pertinent part:

MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of 2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

33.        The Merger Consideration offered in the Proposed Transaction is inadequate in light of the Company’s recent financial performance and bright future, as discussed above.

34.        Moreover, according to businessweek.com2, the premium being offer to MICROS shareholders in the Proposed Transaction ranks among the lowest takeover premiums of the past four years.

Oracle yesterday said it agreed to buy Columbia, Maryland-based Micros in a transaction valued at $4.6 billion, or 17 times Micros’ earnings before interest, taxes, depreciation and amortization. That compares with a median multiple of 22 for Internet and software acquisitions, according to data compiled by Bloomberg. The 20 percent premium being offered to Micros shareholders also ranks among the lower takeover premiums of the past four years, the data show. (Emphasis supplied)

35.        Additionally, there is no indication that the Merger Consideration will account for the massive benefits Oracle will receive through the Proposed Transaction. Unlike Oracle, Micros Systems has been reporting double-digit growth rates over the last three years. In 2013, the company’s revenue increased by 15% to $1.27 billion. According to thestreet.com,3 the Proposed Transaction will likely give a much needed boost to Oracle’s revenue and earnings from software maintenance and hardware while strengthening its position in the hospitality and retail sector:

[T]his acquisition can expand Oracle’s foothold in the hospitality and retail sectors, opening doors to a new income stream that will generate recurring revenues from software maintenance. The acquisition will also allow Oracle to grow its revenue from its hardware unit.

2               http://www.businessweek.com/news/2014-06-23/oracle-eschews-flash-to-buy-micros-at-discount-real-m-and-a (last accessed on 6/26/2014).

3            http://www.thestreet.com/story/12755380/1/micros-buy-can-revive-oracles-growth-and-its-just-a-beginning.html (last accessed on 6/27/2014).

36.       The Individual Defendants’ failure to reject the inadequate Merger Consideration evidences their disregard for ensuring that MICROS’ stockholders receive adequate value for their stock. By failing to reject the Merger Consideration, the Individual Defendants have artificially depressed the value of MICROS’ stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

THE BOARD AGREES TO PRECLUSIVE DEAL PROTECTION DEVICES

37.       Knowing that the opportunistic timing of the Proposed Transaction would draw serious interest from other potential buyers, the MICROS Board acquiesced to preclusive deal protection devices.

38.       The Merger Agreement includes, among other things:

    a.        a no-solicitation clause preventing MICROS and any of its representatives from soliciting, or its directors and officers from even participating in discussions which may lead to, an Acquisition Proposal (which mainly includes any transaction pursuant to which any third party acquires, directly or indirectly, any assets of MICROS or MICROS’s subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of MICROS and MICROS’s subsidiaries on a consolidated basis, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning fifteen percent (15%) or more of any class of equity securities of MICROS or MICROS’s subsidiaries) from any bidder other than Oracle (Merger Agreement, Section 7.03);

    b.        a four (4) business days ‘matching right’ which allows Oracle to propose revisions to the terms of the Merger Agreement or make other proposals and requires the Board to negotiate in good faith with Oracle before accepting a Superior Proposal or making a change in their recommendation of the Proposed Merger (Merger Agreement, Section 7.03(e));

c.        a termination fee of $157,780,000 to be paid by MICROS to Oracle in the event that the Proposed Merger is not consummated (Merger Agreement, Section 10.04(b)); and

d.        The termination fee alone represent approximately 3.43% of the Proposed Transaction’s total equity value, and serves as a boon for Oracle, rather than making it whole should the Proposed Transaction not go through.

39.        Taken as a whole, the foregoing deal protection devices foreclose the possibility that a third-party “white knight” may step forward to provide MICROS shareholders with a premium for their shares. Instead, MICROS shareholders are left with the opportunistic and inadequate compensation offered by the Proposed Transaction.

40.        The reason behind the deal protection devices is clear: the absence of a meaningful premium for shareholders creates the very real potential that a third party bidder will attempt to usurp Oracle and submit a higher bid for MICROS.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(AGAINST THE INDIVIDUAL DEFENDANTS)

41.        Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

42.        As alleged herein, Defendants have initiated a process to sell MICROS that undervalues the Company. In addition, by agreeing to the Proposed Transaction, Defendants have capped the price of MICROS at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of MICROS’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

43.        The Individual Defendants have violated fiduciary duties owed to public shareholders of MICROS, including but not limited to their fiduciary duties of candor and maximization of shareholder value owed by each of the Individual Defendants to Plaintiff and each of the other public shareholders of MICROS.

44.        By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to maximize value for MICROS’ public shareholders.

45.        As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of MICROS because, among other reasons, they failed to take steps to maximize the value of MICROS to its public shareholders.

46.        As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in MICROS. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

47.        The Individual Defendants should take whatever action is necessary to cause MICROS to halt the shareholder vote on the Proposed Transaction.

48.        Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AIDING AND ABETTING THE BOARD’S BREACHES OF FIDUCIARY DUTY

(AGAINST ORACLE AND MERGER SUB)

49.        Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

50.        Oracle and Merger Sub have acted and are acting with knowledge of or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the Company’s public shareholders, and have participated in such breaches of fiduciary duties.

51.        Oracle and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Oracle and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

52.        Oracle and Merger Sub should take whatever action is necessary to halt the shareholder vote on the Proposed Transaction.

53.        Plaintiff has no adequate remedy at law.

THIRD CAUSE OF ACTION

FOR DECLARATORY RELIEF PURSUANT TO COURTS

AND JUDICIAL PROCEEDINGS ARTICLE

OF THE ANNOTATED CODE OF MARYLAND § 3-401, ET SEQ.

(AGAINST ALL DEFENDANTS)

54.        Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

55.        Defendants breached their fiduciary duties in connection with the Proposed Transaction, and/or aided and abetted such breaches, and are liable therefore.

56.        As a result of Defendants’ conduct as herein alleged, Plaintiff and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

57.        Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland §3-412, Plaintiff demands a declaration that: (a) shareholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties owed to Plaintiff and the Class and/or have aided and abetted such breaches; (c) the Proposed Transaction was entered into in breach of Defendants’ fiduciary duties and was therefore unlawful and unenforceable, and that the Proposed Transaction or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; and (d) the Proposed Transaction, the Merger Agreement and/or the transactions contemplated thereby, should be rescinded and the parties restored to their original position.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class, and against the Defendants, as follows:

(a)        Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

(b)        Declaring that shareholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined;

(c)        Declaring that Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties owed to Plaintiff and the Class and/or have aided and abetted such breaches;

(d)        Declaring that the Proposed Transaction was entered into in breach of Defendants’ fiduciary duties and was therefore unlawful and unenforceable, and that the Proposed Transaction or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated;

(e)        Declaring that the Proposed Transaction, the Merger Agreement and/or the transactions contemplated thereby, should be rescinded and the parties restored to their original position;

(f)        Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits, property or value improperly received by Defendants and/or traceable thereto and/or in the possession of any of the Defendants as a result of their wrongful conduct;

(g)        Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

(h)        Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

(i)         Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

(j)         Awarding compensatory damages in favor of Plaintiff against all Defendants for all losses and damages suffered as a result of Defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

(k)        Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

(l)         Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff and the Class demand a trial by jury as to all issues so triable.

Dated: June 27, 2014	BROWER PIVEN
A Professional Corporation

/s/ Charles J. Piven
Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Tel: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiff

OF COUNSEL

POMERANTZ LLP

Gustavo F. Bruckner

Anna Karin F. Manalaysay

600 Third Avenue

New York, New York 10016

David Shaev

1430 Broadway

Suite 1802

New York, New York 10018